UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

KnowBe4, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

49926T104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 34,753,353 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 34,753,353 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,753,353 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are shares of Class B Common Stock (as defined in Item 2(d) below), which are held of record by Elephant I and Elephant SPV-A (each as defined in Item 2(a) below). Elephant GP I (as defined in Item 2(a) below) is the general partner of each of Elephant I and Elephant SPV-A and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members (as defined in Item 2(a) below) are the managing members of Elephant GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 4, 2021 (the “Form 10-Q”), plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons (as defined in Item 2(a) below) and assuming the conversion of such shares into shares of Class A Common Stock (as defined in Item 2(d) below) on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 26,426,861 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 26,426,861 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,426,861 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant I. Elephant GP I is the general partner of Elephant I and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners 2019 SPV-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,326,492 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,326,492 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,326,492 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant SPV-A. Elephant GP I is the general partner of Elephant SPV-A and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners GP II, LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,316,470 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,316,470 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,316,470 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant II and Elephant II-B (each as defined in Item 2(a) below). Elephant GP II (as defined in Item 2(a) below) is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,082,967 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,082,967 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,082,967 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant II. Elephant GP II is the general partner of Elephant II and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Elephant Partners II-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 233,503 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 233,503 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,503 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant II-B. Elephant GP II is the general partner of Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to these securities. The Managing Members are the managing members of Elephant GP II and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Jeremiah Daly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 37,069,823 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 37,069,823 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,069,823 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant I, Elephant II, Elephant II-B and Elephant SPV-A. Elephant GP I is the general partner of each of Elephant I and Elephant SPV-A and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant I and Elephant SPV-A. Elephant GP II is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant II. Mr. Daly is a managing member of each of Elephant GP I and Elephant GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 46626T104	13G

1.	NAMES OF REPORTING PERSONS Andrew Hunt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 37,069,823 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 37,069,823 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,069,823 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.6% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are shares of Class B Common Stock, which are held of record by Elephant I, Elephant II, Elephant II-B and Elephant SPV-A. Elephant GP I is the general partner of each of Elephant I and Elephant SPV-A and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant I and Elephant SPV-A. Elephant GP II is the general partner of each of Elephant II and Elephant II-B and may be deemed to have voting, investment and dispositive power with respect to the securities held by Elephant II. Mr. Hunt is a managing member of each of Elephant GP I and Elephant GP II and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 34,749,759 shares of Class A Common Stock outstanding as of November 1, 2021 as reported by the Issuer in the Form 10-Q, plus 37,069,823 shares of Class B Common Stock held by the Reporting Persons and assuming the conversion of such shares into shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 49926T104	13G

Item 1(a).	Name of Issuer:

KnowBe4, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

33 North Garden Avenue, Suite 1200

Clearwater, FL 33755

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by (i) Elephant Partners I, L.P. (“Elephant I”), Elephant Partners GP I, LLC (“Elephant GP I”), Elephant Partners II, L.P. (“Elephant II”), Elephant Partners II-B, L.P. (“Elephant II-B”), Elephant Partners GP II, LLC (“Elephant GP II”), and Elephant Partners 2019 SPV-A, L.P. (“Elephant SPV-A” and together with Elephant I, Elephant GP I, Elephant II, Elephant II-B and Elephant GP II, the “Reporting Entities”) and (ii) Jeremiah Daly and Andrew Hunt (together, the “Managing Members”). The Reporting Entities and the Managing Members collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 8 Newbury Street, 6th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

Each of Elephant GP I and Elephant GP II is a limited liability company organized under the laws of the State of Delaware. Each of Elephant I, Elephant II, Elephant II-B and Elephant SPV-A is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Members is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class B Common Stock, $0.00001 par value per share (the “Class B Common Stock”), which are convertible on a one-for-one basis into Class A Common Stock, $0.00001 par value per share (the “Class A Common Stock”), at any time at the election of the Reporting Persons.

Item 2(e).	CUSIP Number:

49926T104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Elephant I is the record owner of the 26,426,861 shares of Class B Common Stock, Elephant II is the record owner of 2,082,967 shares of Class B Common Stock, Elephant II-B is the record owner of 233,503 shares of Class B Common Stock and Elephant SPV-A is the record owner of 8,326,492 shares of Class B Common Stock (the “Elephant Shares”). As the general partner of each of Elephant I and Elephant SPV-A, Elephant GP I may be deemed to beneficially own the shares owned by Elephant I and Elephant SPV-A. As the general partner of each of Elephant II and Elephant II-B, Elephant GP II may be deemed to beneficially own the shares owned by Elephant II and Elephant II-B. As the managing members of each of Elephant GP I and Elephant GP II, each of the Managing Members also may be deemed to beneficially own the Elephant Shares.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of each of Elephant I, Elephant II, Elephant II-B and Elephant SPV-A, and the limited liability company agreement of each of Elephant GP I and Elephant GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 49926T104	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

ELEPHANT PARTNERS I, L.P.

By: Elephant Partners GP I, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS 2019 SPV-A, L.P.

By: Elephant Partners GP I, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS GP I, LLC

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS II, L.P.

By: Elephant Partners GP II, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS II-B, L.P.

By: Elephant Partners GP II, LLC
Its: General Partner

By:	*
Jeremiah Daly
Its:	Managing Member

ELEPHANT PARTNERS GP II, LLC

By:	*
Jeremiah Daly
Its:	Managing Member

*
Jeremiah Daly

*
Andrew Hunt

*By:	/s/ Patrick Cammarata

Name:	Patrick Cammarata
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.]